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                                       Filed by New York Community Bancorp, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                               Subject Company: New York Community Bancorp, Inc.
                                                     Commission File No. 0-22278


          The following is a letter to shareholders of New York Community Bancorp, Inc., dated April 6, 2001, from Joseph R. Ficalora, Chairman, President and Chief Executive Officer of New York Community Bancorp, Inc.:
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[LOGO OF NEW YORK COMMUNITY BANCORP, INC.]

615 MERRICK AVENUE  -  WESTBURY, NY  11590  -  516-683-4100

JOSEPH R. FICALORA
CHAIRMAN, PRESIDENT &
CHIEF EXECUTIVE OFFICER

                                           April 6, 2001



Fellow Shareholders:

Just as our 2000 Annual Report was going to press, we issued an announcement that ties in well with our cover theme, "Creating Opportunities."

I'm pleased to report that just last week, we announced the signing of a definitive agreement to combine in a merger-of-equals with Richmond County Financial Corp. Pending your approval, regulatory approvals, and the approval of Richmond County's shareholders, the two companies will form an $8.8 billion financial institution with a network of 119 branch offices and a significant share of deposits in the greater metro New York area.

While details of the merger will be provided in a joint proxy statement/prospectus to be sent to you later this year, following are some of the highlights of the proposed transaction:

         - Richmond County will merge into New York Community Bancorp, with shareholders of Richmond County receiving 1.02 shares of New York Community Bancorp stock for each share of Richmond County Financial Corp. stock held.

         - The merger will be accounted for as a purchase transaction and is expected to close on or about September 30, 2001. Based on a split-adjusted closing price of $27.37 on March 27, 2001, the date of the merger announcement, the value of the transaction is $802.0 million.

         - The merger is expected to be immediately accretive to earnings. Reflecting first-year cost savings of $17.6 million, the merger is expected to be 12% - 17% accretive to GAAP earnings (under proposed accounting regulations) and 17% accretive to cash earnings in 2002.

         - The combined organization will retain the name New York Community Bancorp, Inc. and will continue to be headquartered in Westbury, New York.

         - Capitalizing on the strong identities we've established in our respective markets, our primary subsidiary, New York Community Bank, will operate through six community divisions: Queens County Savings Bank, CFS Bank, Richmond County Savings Bank, First Savings Bank of New Jersey, Ironbound Bank, and South Jersey Bank.

         - The combined company will have loans of $5.5 billion and deposits of $5.6 billion, including core deposits of $2.8 billion. With 25 branches in Queens and 22 in Staten Island, we will command a significant share of deposits in two of the five boroughs of New York City, ranking fifth and second, respectively, among all banks serving these areas.
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         -    I will continue to serve as Chief Executive Officer and President of New York Community Bancorp, while Robert Wann will continue to serve as our Executive Vice President and Chief Financial Officer. Similarly, Michael J. Lincks will continue as Executive Vice President and Secretary, and James J. O'Donovan will continue as Executive Vice President and Chief Lending Officer.

         - Our management team will be enhanced by the addition of three executives from Richmond County Financial. Michael F. Manzulli, Chairman and Chief Executive Officer, will serve as Chairman of the New York Community Bancorp Board of Directors; Anthony E. Burke, President and Chief Operating Officer, will serve as Senior Executive Vice President and Chief Operating Officer; and Thomas
              R. Cangemi, Executive Vice President and Chief Financial Officer, will serve as Executive Vice President, Capital Markets.

         - Following the merger, four members of the Richmond County Board of Directors will join the Board of New York Community Bancorp; five members of our current Board will continue to serve as directors of the combined company.

As I stated in the press release announcing the agreement, we are enormously pleased with the strategic benefits of this merger, and with the opportunities for earnings growth it is expected to create. Like New York Community Bancorp, Richmond County has a strong franchise in a deposit-rich market, and a balance sheet that also emphasizes multi-family loans. With a consistent record of asset quality and above-average performance measures, Richmond County is the ideal partner for a financial institution intent on creating share value and earnings growth.

We look forward to telling you more about the proposed merger over the next two quarters, and to releasing our first quarter earnings later on this month. In the interim, we urge you to read the enclosed annual report and proxy statement, and to vote your proxies for the Annual Meeting, scheduled for May 9th.

Should you have any questions, please continue to call our Investor Relations Department at 516-683-4420. We welcome the opportunity to tell you more about the proposed merger of Richmond County Financial Corp. into New York Community Bancorp, Inc.

With appreciation for your investment and your continuing support, I am

                                          Sincerely yours,

                                            /s/ Joseph R. Ficalora
                                          -------------------------------
                                          Joseph R. Ficalora
                                          Chairman, President, and
                                            Chief Executive Officer
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                   FORWARD-LOOKING STATEMENTS AND RISK FACTORS


New York Community Bancorp, Inc. and Richmond County Financial Corp. will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by New York Community Bancorp will be available free of charge from Ms. Ilene A. Angarola, First Vice President, Investor Relations, New York Community Bancorp, 615 Merrick Avenue, Westbury, New York 11590. Documents filed with the SEC by Richmond County Financial Corp. will be available free of charge from Mr. Thomas Cangemi, Executive Vice President and Chief Financial Officer, Richmond County Financial Corp., 1214 Castleton Avenue, Staten Island, New York 10310-1702.

The directors, executive officers, and certain other members of management of New York Community Bancorp and Richmond County Financial Corp. may be soliciting proxies in favor of the merger from the companies' respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statements issued by the respective companies, which are available at the addresses provided in the preceding paragraph.

Certain statements contained within this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by their reference to future periods and include, without limitation, those statements relating to the anticipated effects of the merger. The following factors, among others, could cause the actual results of the merger to differ materially from the expectations stated in this release: the ability of the companies to obtain the required shareholder or regulatory approvals of the merger; the ability of the companies to consummate the merger; the ability to successfully integrate the companies following the merger; a materially adverse change in the financial condition of either company; the ability to fully realize the expected cost savings and revenues; and the ability to realize the expected cost savings and revenues on a timely basis.

In addition, other factors that could cause the actual results of the merger to differ materially from current expectations include a change in economic conditions; changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; and other economic, competitive, governmental, regulatory, and technological factors affecting the companies' operations, pricing, and services.

The Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.